SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549





05059025

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

   For the fiscal year ended December 31, 2004

   OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

   For the transition period from _____ to _____

Commission file number 0-12016

<u>INTERFACE, INC. SAVINGS AND INVESTMENT PLAN</u>
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

INTERFACE, INC.
2859 PACES FERRY ROAD, SUITE 2000
<u>ATLANTA, GA 30339</u>
(Name of issuer of the securities held pursuant to the plan and
the address of its principal executive office)

TABLE OF CONTENTS



Interface, Inc.
Savings and Investment Plan

Financial Statements
Years Ended December 31, 2004 and 2003

Interface, Inc.
Savings and Investment Plan

Contents



BDO Seidman, LLP
Accountants and Consultants

1100 Peachtree Street, Suite 700
Atlanta, Georgia 30309-4516
Telephone: (404) 688-6841
Fax: (404) 688-1075

Report of Independent Certified Registered Public Accounting Firm

Plan Administrator and Trustee
  Interface, Inc. Savings and Investment Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of Interface, Inc. Savings and Investment Plan (Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
April 28, 2005

BDO Seidman LLP

December 31,	2004	2003
Assets		
Investments, at fair market value		
Common and collective trust	$26,588,576	$25,517,087
Mutual funds	61,457,465	56,653,516
Interface, Inc. Stock Fund	10,443,112	7,727,371
TradeLink Investments – Self-Directed Brokerage	181,749	16,500
Participant loans	4,017,894	3,358,399
Cash and cash equivalents	21,558	25,368
Total investments	102,710,354	93,298,241
Receivables		
Participant contributions	232,197	219,722
Employer contributions	75,205	73,024
Total receivables	307,402	292,746
Net assets available for benefits	**$103,017,756**	**$93,590,987**

See accompanying notes to financial statements.

Interface, Inc.
Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2004	2003
Additions		
Investment income:		
Dividend income from mutual funds	$ 1,387,173	$ 813,490
Interest income from common and collective trust	1,002,192	1,060,110
Interest income from participant loans	195,105	212,939
Net appreciation in fair value of Interface, Inc.		
Stock Fund	5,616,706	3,805,367
Net appreciation in fair value of mutual funds	4,705,545	11,331,608
Total investment income	12,906,721	17,223,514
Contributions:		
Participant	5,623,501	5,749,099
Employer	1,785,145	1,689,552
Rollovers	388,330	122,419
Total contributions	7,796,976	7,561,070
Total additions	20,703,697	24,784,584
Deductions		
Benefits paid to participants	11,252,784	9,029,934
Administrative expenses	24,144	16,100
Total deductions	11,276,928	9,046,034
Net increase	9,426,769	15,738,550
Net assets available for benefits, beginning of year	93,590,987	77,852,437
Net assets available for benefits, end of year	$103,017,756	$93,590,987

See accompanying notes to financial statements.

4

1.	Description of Plan	The following description of the Interface, Inc. Savings and Investment Plan ("Plan") provides only general information. Participants should refer to Plan's Summary Plan Description and Plan document for a more complete description of the Plan's provisions.

a. *General* - The Plan is a defined contribution plan covering substantially all full-time employees of Interface, Inc. and adopting domestic subsidiaries (the "Company") who have six months of service and are age eighteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 30, 2002, the Plan was amended to allow participation in the Plan by employees of Interface Fabrics Group Finishing Services, LLC, Interface Fabrics Group South Services, LLC and Strategic Flooring Services, Inc. As a result, these employees were allowed to rollover balances from their prior qualified Plans, and begin contributing to the Plan.

b. *Contributions* - Each year, participants may contribute up to 40 percent of pretax annual compensation, as defined in the Plan up to a maximum of $13,000 and $12,000 for 2004 and 2003, respectively. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a common and collective trust, a Company common stock fund, and eleven mutual funds as well as a self-directed brokerage account option as investment options for participants. The Company contributes 50 percent of the first 4 percent of base compensation that a participant contributes to the Plan. Employees of Interface Fabrics, Inc., Interface Fabrics Elkin, Inc., Interface Fabrics Finishing, Inc., Interface Fabrics Marketing, Inc., Interface Fabrics Guilford, Inc., and Interface Teknit, Inc. also receive an additional matching contribution of 25 percent of base compensation that a participant contributes to the Plan that exceeds 4 percent, and are less than or equal to 5 percent of compensation. Additional profit-sharing amounts may be contributed at the option of the Company's Board of Directors in the form of cash or Company common stock. No additional profit-sharing amounts were made by the Company to the Plan during the years ended December 31, 2004 and 2003. Contributions are subject to certain limitations.

c. *Participant Accounts* - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions, (b) Plan earnings, and charged with an allocation of certain administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

d. *Vesting* - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service beginning with 20 percent after year one.

e. *Participant Loans* - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator on the date of the loan. Interest rates are currently equal to the prime rate plus one percent. Principal and interest are paid ratably through payroll

f. *Payment of Benefits* - On termination of service due to death, disability, retirement, or separation of service, a participant is eligible to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

g. *Forfeited Accounts* - Forfeited nonvested accounts are used to reduce employer contributions. During the Plan years ended December 31, 2004 and 2003, forfeited amounts of $23,760 and $207,214 were used to reduce employer contributions.

h. *Administrative Expenses* - The Company pays the majority of the Plan's administrative expenses. Fees recorded in the Plan for the 2004 Plan year relate to participant loans, and are charged directly to those participant accounts.

2. **Summary of Significant Accounting Policies**

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The common and collective trust and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company common stock fund is valued based upon the quoted market price for Interface, Inc. Class A Common Stock. Participant loans are valued at cost which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3. **Investments**

The fair market value of individual investments that represent 5 percent or more of the Plan's net assets are as follows:

December 31,	2004	2003
T. Rowe Price Stable Value Fund (Common and collective trust)	$26,588,576	$25,517,087
T. Rowe Price Balanced Fund	9,576,327	8,989,855
T. Rowe Price Blue Chip Growth Fund	13,799,230	13,487,864
Delaware Select Growth Fund	7,307,830	7,233,369
T. Rowe Price Equity Income Fund	17,258,232	15,225,260
Interface, Inc. Stock Fund	10,443,112	7,727,371

4. **Related Party Transactions**

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6. **Plan Termination**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to amend or

7

terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

7. **Tax Status**

The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE
INTERFACE, INC. SAVINGS AND
INVESTMENT PLAN

Date 6/27/05

By: _____
William G. Reynolds, Member

SUPPLEMENTAL SCHEDULE

Interface, Inc.
Savings and Investment Plan

Schedule of Assets Held (at End of Year)
December 31, 2004

Employer Identification Number: 58-1451243
Plan Number: 002
Form: 5500

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	T. Rowe Price Settlement Fund	Uninvested cash	a	$ 21,558
	Common Collective Trust:			
*	T. Rowe Price Stable Value Fund	26,588,576 shares	a	26,588,576
	Mutual Funds:			
	Ariel Appreciation Fund	79,589 shares	a	3,794,028
	N&B Socially Responsible Fund	27,993 shares	a	612,761
	Delaware Select Growth Fund	317,043 shares	a	7,307,830
	Invesco International Equity Fund	46,896 shares	a	1,206,647
*	T. Rowe Price Equity Index 500 Fund	104,741 shares	a	3,410,371
*	T. Rowe Price Balanced Fund	486,108 shares	a	9,576,327
*	T. Rowe Price Equity Income Fund	649,050 shares	a	17,258,232
*	T. Rowe Price Spectrum Income Fund	260,327 shares	a	3,147,351
*	T. Rowe Price Blue Chip Growth Fund	446,288 shares	a	13,799,230
	MFS New Discovery Fund	38,100 shares	a	624,843
	PIMCO Innovation Fund	44,517 shares	a	719,845
	Total Mutual Funds			61,457,465
	TradeLink Investments – Self Directed Brokerage	181,749 shares	a	181,749
*	Interface, Inc. Stock Fund – Employer Securities	1,047,454 shares	a	10,443,112
	Participant loans	1,071 loans with interest rates ranging between 5.00 to 10.50 percent	-	4,017,894
	Total Investments:			**$102,710,354**

*Party-in-interest
a - The cost of participant-directed investments is not required to be disclosed.

EXHIBIT INDEX

Exhibit No.

23.1   Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

 **BDO Seidman, LLP**
Accountants and Consultants

1100 Peachtree Street, Suite 700
Atlanta, Georgia 30309-4516
Telephone: (404) 688-6841
Fax: (404) 688-1075

Consent of Independent Registered Public Accounting Firm

Interface, Inc.
Savings and Investment Plan
Atlanta, Georgia

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-93679 and No. 333-10377) of Interface, Inc., of our report dated April 28, 2005, relating to the financial statements and schedule of the Interface, Inc. Savings and Investment Plan included in this Interface, Inc. Savings and Investment Plan Annual Report on Form 11-K for the year ended December 31, 2004.

BDO Seidman LLP

Atlanta, Georgia
June 23, 2005